Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

(Commission File No.: 001-05975)

The following Management Q&A for Managers was distributed by Aetna:

Q&A for Managers

July 3, 2015

This Q&A will help you address questions from employees about Aetna’s agreement to acquire Humana. Please also refer to the “Manager Talking Points” document provided to proactively discuss this topic with your teams. Any additional questions may be sent to communications@aetna.com.

Strategic

1.	Why are you doing this transaction now?

•	Accelerates Aetna’s strategy to lead the future of health care.

o	This transaction will help to constrain cost growth while also improving quality. It would do so by reducing administrative costs, leveraging best practices, and enabling the company to better compete with more cost effective products.

•	Creates a better, more diversified company, as it:

o	Adds complementary capabilities in the highly competitive commercial and Medicare Advantage products. Aetna’s capabilities will make Humana’s commercial business more effective and competitive, and Humana’s capabilities will make Aetna’s Medicare Advantage business more effective and competitive.

o	Reduces costs and enables the combined company to better compete with more cost effective products for customers.

o	Improves our ability to serve members and their providers with our combined Medicare footprint, which will increase our Medicare Advantage membership to 4.4 million

o	Brings together two companies with leading percentages of membership in Medicare Advantage plans rated four STARS or higher.

o	Leverages best-in-class clinical practices, by taking the best-of-breed provider solutions, including robust offerings of patient-centered provider services, clinical intelligence, value-based reimbursement models, data integration and analytics solutions from both companies.

o	Creates a leading health care services and pharmacy benefit franchise, serving members who use over 600 million prescriptions annually

o	Expanded presence nationwide, with more than 33 million medical members as of March 31, 2015.

•	Increases ability to invest in improving overall quality of care and lowering costs.

o	Builds on each company’s respective efforts to provide innovative, technology-driven products, services and solutions to build healthier populations, promote higher quality health care at a lower cost, and offer greater transparency and convenience for consumers.

o	Brings together two companies with longstanding commitments to promoting wellness, health, and access to high-quality health care for everyone.

o	Comprehensive spectrum of provider solutions, including robust offering of patient-centered provider services, clinical intelligence, value-based reimbursement models, data integration and analytics solutions.

o	Improved cost position will enable the combined company to be able to better compete with more cost effective products.

2.	Why combine with Humana?

•	Combination aligns two great companies

o	Humana’s complementary government capabilities will provide Aetna with a more diversified and comprehensive portfolio of managed care offerings

•	Increases ability to invest in improving overall quality of care and lowering costs

•	Aetna and Humana’s strategies, vision and culture are uniquely aligned

o	Shared commitments to promoting wellness, health, and access to high-quality health care for everyone

3.	Will there be a change in strategy as a result of the transaction? Will the combined company continue in the same lines of business?

•	There is no change in strategy, in fact we believe that Aetna’s and Humana’s strategies are exceptionally complementary.

•	This deal accelerates the strategy we’ve articulated in being a leader in changing the future of health care.

•	In particular, it positions us to move even more rapidly toward higher-value, consumer-driven health care

4.	Who will lead the combined company? Is Aetna planning on retaining Humana’s senior management?

•	Aetna’s CEO Mark Bertolini will lead the combined company.

•	After the close, we will have a best in breed management structure made up of members from both organizations.

5.	Where will the combined company be headquartered?

•	Aetna continues to be headquartered in Hartford, CT.

•	We are also committed to maintaining a significant corporate presence in Louisville, KY and after the transaction closes Aetna will make Louisville the headquarters for its Medicare, Medicaid and TRICARE businesses.

•	Humana has a long history of contributing to the Louisville community.

6.	How will this impact negotiations with providers?

•	Many providers share our vision of moving from episodic care to population health management.

•	The combination will enhance our ability to work with providers and create value-based payment agreements that result in better care to consumers, and spread cutting-edge clinical practices and quality care.

Closing

7.	When do you expect the deal to close?

•	The transaction is expected to close in the second half of 2016, subject to regulatory and Humana and Aetna shareholder approvals and other customary closing conditions.

Employees

8.	Should Aetna employees start working with their Humana counterparts?

•	No. The transaction is expected to close in the second half of 2016, and until that time, Aetna and Humana will continue to operate and compete as two separate companies.

9.	What should we be telling our business contacts?

•	You should tell them that we are very excited about this transaction and believe all our business partners will benefit significantly.

•	Until the transaction closes, which is expected to be in the second half of 2016, both Aetna and Humana will continue to operate and compete as separate companies, and it’s business as usual at Aetna.

10.           Who should I contact if I have additional questions? Where can I find more information about the transaction?

•	Additional information about the transaction has been posted on Aetna’s intranet as well as our external website, www.aetna.com.

•	Questions can also be sent to communications@aetna.com.

•	We will keep you informed as we move toward completing this transaction and provide updates on integration details.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this document regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, the impact of the pending transaction on Aetna’s businesses, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control. In particular, projected financial information for the combined businesses of Aetna and Humana Inc. is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana Inc. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition;

Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s health insurance exchange products)); the profitability of Aetna’s public health insurance exchange products, where membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna projected; uncertainty related to Aetna’s accruals for health care reform's reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health information technology) initiatives;

adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s ability to maintain Aetna’s relationships with third-party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government's debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.